UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on July 18, 2025, entitled “Equinor ASA: Share buy-back – second tranche for 2025”.

Equinor ASA: Share buy-back – second tranche for 2025

Please see below information about transactions made under the second tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 30 April 2025.
The duration of the buy-back tranche: 16 May to no later than 21 July 2025.

Further information on the tranche can be found in the stock market announcement on its commencement dated 30 April 2025, available here: https://newsweb.oslobors.no/message/644796

From 14 July to 17 July 2025, Equinor ASA has purchased a total of 1,265,968 own shares at an average price of NOK 267.7138 per share.

The second tranche of the 2025 share buy-back programme for Equinor ASA has now been completed.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

14 July	OSE	420,000	274.3443	115,224,606.00
	CEUX
	TQEX

15 July	OSE
	CEUX
	TQEX

16 July	OSE	430,000	265,4404	114,139,372.00
	CEUX
	TQEX

17 July	OSE	415,968	263.3692	109,553,159.39
	CEUX
	TQEX

Total for the period	OSE	1,265,968	267.7138	338,917,137.39
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	15,111,220	256.7267	3,879,452,952.92
	CEUX
	TQEX
	Total	15,111,220	256.7267	3,879,452,952.92

Total buy-backs under the tranche (accumulated)	OSE	16,377,188	257.5760	4,218,370,090.30
	CEUX
	TQEX
	Total	16,377,188	257.5760	4,218,370,090.30

Following the completion of the above transactions, Equinor ASA owns a total of 25,565,943 own shares, corresponding to 1.00% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 16,377,188 own shares, corresponding to 0.64% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: July 18, 2025	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer